UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            CENTURY ALUMINUM COMPANY
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   156431 10 8
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  156431 10 8

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Glencore AG

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZEN OR PLACE OF ORGANIZATION

                   Switzerland

--------- ----------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                   -- 0 --

         NUMBER OF
                            ---- -----------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY                  2,742,214
                            ---- -----------------------------------------------
      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                    -- 0 --
                            ---- -----------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                       2,742,214
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,742,214
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not Applicable
------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW 9

            13.7%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

            CO
------- ------------------------------------------------------------------------

CUSIP No.  156431 10 8

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Vialco Holdings Ltd.

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZEN OR PLACE OF ORGANIZATION

                   British Virgin Islands

--------- ----------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                   -- 0 --

        NUMBER OF
                            ---- -----------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY                  5,182,786
                            ---- -----------------------------------------------
      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                    -- 0 --
                            ---- -----------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                       5,182,786
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,182,786
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not Applicable
------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW 9

            25.9%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

            CO
------- ------------------------------------------------------------------------

CUSIP No.  156431 10 8

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Glencore International AG

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZEN OR PLACE OF ORGANIZATION

                   Switzerland

--------- ----------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                   -- 0 --

        NUMBER OF
                            ---- -----------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY                  7,925,000
                            ---- -----------------------------------------------
      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                    -- 0 --
                            ---- -----------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                       7,925,000
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,925,000
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not Applicable
------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW 9

            39.6%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

            CO
------- ------------------------------------------------------------------------

ITEM 1.       (a)   Name of Issuer:

                    Century Aluminum Company

              (b)   Address of Issuer's Principal Executive Offices:

                    1200 Piedmont Avenue, Suite 200
                    P.O. Box 51130
                    Pacific Grove, CA  93950

ITEM 2.       (a)   Name of Person Filing:

                    (i)    Glencore AG

                    (ii)   Vialco Holdings Ltd.

                    (iii)  Glencore International AG

              (b)   Address of Principal Business Office:

                    The following is the address of the principal business office of each of the filing persons:

                    Baarermattstrasse 3
                    P.O. Box 555
                    CH 6341
                    Baar
                    Switzerland

              (c)   Citizenship:

                    (i)    of Glencore AG:                Switzerland

                    (ii)   of Vialco Holdings Ltd.:       British Virgin Islands

                    (iii)  of Glencore International AG:  Switzerland

              (d)   Title of Class of Securities:

                     Common Stock, par value $.01 per share

              (e)   CUSIP Number:

                    156431 10 8

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable.

ITEM 4.       Ownership

              (a) As of December 31, 1996, Glencore International AG beneficially owned an aggregate of 7,925,000 shares of Common Stock, of which 2,742,214 shares were held by Glencore AG and 5,182,786 shares were held by Vialco Holdings Ltd.
              (b) As of December 31, 1996, Glencore International AG's stock ownership represented 39.6% of the total outstanding number of shares of Common Stock, comprised of Glencore AG's holdings which represented 13.7% of the total outstanding number of shares of Common Stock and Vialco Holdings Ltd's holdings which represented 25.9% of the total outstanding number of shares of Common Stock.
              (c) Glencore International AG shares the power to vote 2,742,214 and 5,182,786 shares of the Common Stock with Glencore AG and Vialco Holdings Ltd., respectively. No filing person has sole power to vote or to dispose of any shares of Common Stock.

ITEM 5.       Ownership of Five Percent or Less of a Class

              Not applicable.

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group

              Not applicable.

ITEM 9.       Notice of Dissolution of Group

              Not applicable.

ITEM 10.      Certification

              Not applicable

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 1997
                                        Glencore AG


                                        By:  /s/ Willy R. Strothotte
                                           ----------------------------
                                                 Willy R. Strothotte



                                        Vialco Holdings Ltd.


                                        By:  /s/ Willy R. Strothotte
                                           ----------------------------
                                                 Willy R. Strothotte



                                        Glencore International AG


                                        By:  /s/ Peter Pestalozzi
                                           ----------------------------
                                                 Peter Pestalozzi

                             JOINT FILING AGREEMENT


         Each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Century Aluminum Company. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of February, 1997.

                                         Glencore International AG


                                         By:  /s/ Peter Pestalozzi
                                            ----------------------------
                                                  Peter Pestalozzi



                                         Glencore AG


                                         By:  /s/ Willy R. Strothotte
                                            ----------------------------
                                                  Willy R. Strothotte



                                         Vialco Holdings Ltd.


                                         By:  /s/ Willy R. Strothotte
                                            ----------------------------
                                                  Willy R. Strothotte